Exhibit 99.3
GOGORO INC. PROXY STATEMENT
GENERAL
Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “AGM”) to be held at 9:30 AM Taipei time on May 28, 2025 or at any adjournment thereof. The AGM will be held at Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan.
REVOCABILITY OF PROXIES
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the AGM and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered by mail or by hand to the offices of (i) Continental Stock Transfer & Trust Company, 1 State Street, Floor 30, New York City, N.Y. 10275-0741, Attention: Proxy Services, or (ii) Gogoro Inc., 11F, Building C, No. 225, Section 2, Chang’an E. Rd., SongShan district, Taipei City 105, Taiwan, Attention: Department of Investor Relations. The written notice of revocation or proxy card must be returned not later than the close of business on May 26, 2025, Eastern time.
RECORD DATE, SHARE OWNERSHIP, AND QUORUM
Holders of our ordinary shares of record at the close of business on April 21, 2025 (Eastern Standard Time) (the “Record Date”) are entitled to vote at the AGM. As of December 31, 2024, 295,353,489 of our ordinary shares par value $0.0001 per share, were issued and outstanding. At any general meeting of the Company, one or more shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.
VOTING AND SOLICITATION
For each resolution put to the vote of the AGM, each ordinary share in issue is entitled to one (1) vote per share. At the AGM, every ordinary shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held by such shareholder.
A resolution put to the vote of the AGM shall be decided by way of a poll save that the chairman of the AGM may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote. The result of the poll shall be deemed to be the resolution of the AGM.
The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares beneficially owned by others to forward to those beneficial owners.

Exhibit 99.3
VOTING BY HOLDERS OF ORDINARY SHARES
When proxies are properly completed and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the AGM in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the AGM would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.
PROPOSAL 1
CONSOLIDATION OF SHARE CAPITAL
Proposal No.1 authorizes the Board of Directors of the Company to consolidate the authorized share capital of the Company, comprising both issued and unissued ordinary shares of a nominal or par value of US$0.0001 each, at a ratio ranging from no consolidation to a maximum consolidation ratio of 100:1 (the “Share Consolidation”), with the exact ratio within that range and the exact date to effect the Share Consolidation to be determined by the Board of Directors of the Company, at its discretion, within one year of the date of the AGM.
By approving Proposal No. 1, shareholders waive their rights to any fraction of a share resulting from the Share Consolidation, and authorize such fractions to be cancelled and returned to the pool of authorized but unissued ordinary shares in the capital of the Company.
Approval of this Proposal No. 1 by the shareholders will grant the Board of Directors the authority, without further action by the shareholders, to carry out the Share Consolidation after the shareholder approval for the Share Consolidation is obtained.
Rights of Post-Consolidation Ordinary Shares
The post-consolidation ordinary shares would have rights and privileges identical to our existing ordinary shares currently outstanding as set out in the memorandum and articles of association of the Company.
Timing of Completion of Share Consolidation
If approved by the shareholders, the Share Consolidation grants the Board of Directors the authority to specify, within one year from the date of the Meeting, the exact ratio for the Share Consolidation within the range set out in the above resolution: between 1:1 and 100:1.
Rationale for Board of Directors to Determine Ratio of Share Consolidation
We believe that leaving the ratio to the discretion of the Board of Directors will provide the flexibility to implement the Share Consolidation in a manner designed to maximize the desired results and anticipated benefits for our shareholders. In determining a ratio following the receipt of shareholder approval, the Board of Directors may consider, among other things, factors such as:

Exhibit 99.3
● historical trading price and trading volume of the ordinary shares;
● the number of issued and outstanding ordinary shares issued and outstanding;
● the then-prevailing trading price and trading volume of the ordinary shares and the anticipated impact of the Share Consolidation on the trading market for the shares;
● the continued listing standards of NASDAQ;
● the anticipated impact of a particular ratio on our ability to reduce administrative and transactional costs;
● prevailing general market and economic conditions; and
● limitations of some shareholders on holding shares in companies with a share price below a threshold amount per share.
The Share Consolidation, if approved by our shareholders, will be implemented upon approval by the Board of Directors, based on its evaluation as to whether or when such action will be the most advantageous to the Company and our shareholders. In addition, the Board of Directors shall have the right, without further action by the shareholders, to elect not to proceed with the Share Consolidation if, in its sole discretion, it determines that it is no longer in the Company’s best interest to proceed with the Share Consolidation.
Reasons for the Share Consolidation
Our ordinary shares are currently listed on the Nasdaq Stock Market LLC (“Nasdaq”). On October 29, 2024, the Company received a written notification from the staff of the Listing Qualifications Department of Nasdaq, indicating that for the last 30 consecutive business days, the closing bid price of the Company's ordinary shares was below the minimum bid price of US$1.00 per share requirement set forth in Nasdaq Listing Rule 5450(a)(1). The Board of Director’s primary objective in proposing a Share Consolidation is to raise the per share trading price of the ordinary shares in order to comply with the Nasdaq’s continued listing standards.
The Board of Directors is also submitting the Share Consolidation to shareholders for approval based on its belief that increasing the per share trading price of the ordinary shares may make the shares more attractive to a broader range of institutional and other investors. We have been advised that the current market price of the ordinary shares may affect their acceptability to certain institutional investors, professional investors and other members of the investing public. If the Share Consolidation is approved by our shareholders, the Board of Directors may determine to effectuate the Share Consolidation in an effort to make the shares a more attractive and cost effective investment for many investors. Accordingly, for these and other reasons discussed in this Proxy Statement, we believe that shareholder approval of the Share Consolidation will provide the Board of Directors with flexibility to implement the Share Consolidation in a manner designed to maximize the desired results and anticipated benefits and is consequently in the Company’s best interest. As such, assuming the Share Consolidation is approved by our shareholders as proposed, the Board of Director’s may determine to implement the Share Consolidation even if doing so is not necessary in order to maintain and/or regain compliance with the Nasdaq’s continued listing standards. Reducing the number of issued and outstanding ordinary shares through the Share Consolidation would be intended, absent other factors, to increase the per share market price of the shares. However, other factors, such as our

Exhibit 99.3
financial results, market conditions and the market perception of our business may adversely affect the market price of our shares. As a result, there can be no assurance that the Share Consolidation, if completed, will result in the intended benefits described above, that the market price of the shares will increase following the Share Consolidation or that the market price of the shares will not decrease in the future. Additionally, we cannot assure you that the market price per share of the ordinary shares after the Share Consolidation will increase in proportion to the reduction in the number of the shares issued and outstanding before the Share Consolidation. Accordingly, the total market capitalization of the ordinary shares after the Share Consolidation may be lower than the total market capitalization before the Share Consolidation. We also cannot assure you that the ordinary shares will not be delisted from Nasdaq due to failure to meet other continued listing standards.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” OF PROPOSAL 1, CONSOLIDATION OF SHARE CAPITAL.

Exhibit 99.3
PROPOSAL 2
Adjournment of the AGM to Solicit Additional Proxies, If Necessary
Proposal 2 would allow the chairman of the AGM to adjourn the AGM, if necessary, to solicit additional proxies if there are insufficient votes at the time of the AGM to approve any of the resolutions to be considered and passed at the AGM.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, ADJOURNMENT OF THE AGM TO SOLICIT ADDITIONAL PROXIES, IF NECESSARY.
PROPOSAL 3
Authorization of Directors and Officers
Proposal 3 is a general power to be granted to directors and officers to take any and every action that might be necessary to effect the matters in Proposals 1 to 2 as such director or officer, in his or her absolute discretion, thinks fit, including causing the Company's register of members to be updated and all necessary filings to be made with the Registrar of Companies in the Cayman Islands.
The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or by proxy or, in the case of an ordinary shareholder being a corporation, by its duly authorized representative and voting at the AGM will be required to approve this proposal.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 3, THE AUTHORIZATION OF DIRECTORS AND OFFICERS.
OTHER MATTERS
We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed proxy card to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
Tamon Tseng
Chairman of the Board
April 28, 2025
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